Exhibit 3.1

AMENDED

ARTICLES OF INCORPORATION

OF

CAPTARIS, INC.

FIRST: The corporate name for the corporation (hereinafter called the “corporation”) is

CAPTARIS, INC.

SECOND: The number of shares which the corporation is authorized to issue is 1,000, all of which are of a par value of $.0.01 each and are of the same class and are to be Common shares.

THIRD: No preemptive rights shall exist with respect to shares of stock or securities convertible into or exercisable for shares of stock of this corporation.

FOURTH: The right to cumulate votes in the election of Directors shall not exist with respect to shares of stock of this corporation.

FIFTH: No holder of any of the shares of any class of the corporation shall be entitled as of right to subscribe for, purchase, or otherwise acquire any shares of any class of the corporation which the corporation proposes to issue or any rights or options which the corporation proposes to grant for the purchase of shares of any class of the corporation or for the purchase of any shares, bonds, securities, or obligations of the corporation which are convertible into or exchangeable for, or which carry any rights, to subscribe for, purchase, or otherwise acquire shares of any class of the corporation; and any and all of such shares, bonds, securities, or obligations of the corporation, whether now or hereafter authorized or created, may be issued, or may be reissued if the same have been reacquired and if their reissue is not prohibited, and any and all of such rights and options may be granted by the Board of Directors to such individuals and entities, and for such lawful consideration, and on such terms, as the Board of Directors in its discretion may determine, without first offering the same, or any thereof, to any said holder.

SIXTH: The corporation shall, to the fullest extent permitted by the provisions of the Washington Business Corporation Act, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said provisions, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

SEVENTH: To the full extent that the Washington Business Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of Directors, a Director of this corporation shall not be liable to this corporation or its shareholders for monetary damages for conduct as a Director. Any amendments to or repeal of this Article Seventh shall not adversely affect any right or protection of a Director of this corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

EIGHTH: Any action required or permitted by the provisions of the Washington Business Corporation Act to be taken at a shareholders’ meeting may be taken without a meeting or a vote if the action is taken by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted, to the fullest extent and in the manner authorized by the provisions of Section 23B.07.040 of the Washington Business Corporation Act.